UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

SilverSun Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

82846H207

(CUSIP Number)

Milton C. Ault, III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,000
	8	SHARED VOTING POWER 568,800
	9	SOLE DISPOSITIVE POWER 560,000
	10	SHARED DISPOSITIVE POWER 568,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,800
	8	SHARED VOTING POWER 568,800
	9	SOLE DISPOSITIVE POWER 8,800
	10	SHARED DISPOSITIVE POWER 568,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.24%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82846H207

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) on April 5, 2021, as amended on April 20, 2021 and April 30, 2021 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $1,906,622.15 for the purchase of the Shares.

The Shares acquired by AGH as reported on this Amendment No. 3 increased AGH’s aggregate expenditures by $394,966.16. Consequently, as of the date of this Amendment No. 3, AGH has expended an aggregate of $2,301,588.31 for the purchase of the Shares.

The Shares purchased by Ault as reported on the Schedule 13D were purchased with personal funds in open market purchases. Ault expended an aggregate of $26,783.10 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 5,061,177 Shares outstanding, which is the total number of Shares outstanding as of May 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2021.

AGH

(a)	As of the close of business on June 2, 2021, AGH beneficially owned 560,000 Shares.

Percentage: Approximately 11.06%

(b)	1. Sole power to vote or direct vote: 560,000
2. Shared power to vote or direct vote: 568,800
3. Sole power to dispose or direct the disposition: 560,000
4. Shared power to dispose or direct the disposition: 568,800

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Ault

(a)	As of the close of business on June 2, 2021, Ault beneficially owned 8,800 Shares.

Percentage: Approximately 0.18%

(b)	1. Sole power to vote or direct vote: 8,800
2. Shared power to vote or direct vote: 568,800
3. Sole power to dispose or direct the disposition: 8,800
4. Shared power to dispose or direct the disposition: 568,800

(c)	Ault has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by him set forth below.

CUSIP No. 82846H207

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of AGH, engaged in the following transactions in the Shares since May 3, 2021:

Date	Transaction	Quantity	Weighted Average Price
5/3/2021	Purchase	3,000	$6.97
5/4/2021	Purchase	1,000	$7.08
5/11/2021	Purchase	6,000	$7.38
5/12/2021	Purchase	11,000	$6.81
5/13/2021	Purchase	1,000	$6.33
5/14/2021	Purchase	17,500	$6.64
5/19/2021	Purchase	3,500	$6.44
5/28/2021	Purchase	500	$6.89
6/1/2021	Purchase	10,500	$6.81
6/2/2021	Purchase	4,000	$6.96

Ault

Ault, the Executive Chairman of AGH, has not engaged in any transactions in the Shares since March 26, 2021.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 82846H207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     June 3, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman

DIGITAL POWER LENDING LLC

By:	/s/ David Katzoff
David Katzoff Manager

MILTON C. AULT, III

By:	/s/ Milton C. Ault III
Milton C. Ault III An Individual

CUSIP No. 82846H207

SCHEDULE A

Directors and Officers of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

William B. Horne Chief Executive Officer and Vice Chairman	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Henry Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Sweden

Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA